March 3, 2010

Ms. Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:  Claymore Exchange-Traded Fund Trust  (File Nos. 333-134551 & 811-21906)

Dear Ms. Browning:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 86 to the registration statement for Claymore Exchange-Traded Fund Trust (the "Trust") filed on Form N-1A on December 18, 2009, concerning the following four new series of the Trust: Wilshire 5000 Total Market ETF, Wilshire 4500 Completion ETF, Wilshire US REIT ETF and Wilshire 5000 Equal-Weighted ETF (each, a "Fund"). Below, we describe the changes made to the registration statement in response to the staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendments No. 89 and No. 90 (each, an "Amendment") to the Fund's registration statement on Form N-1A, each of which will be filed via EDGAR on or about the date hereof.

GENERAL:


     COMMENT 1.   IN YOUR LETTER  RESPONDING  TO THE  FOLLOWING  COMMENTS,
PLEASE INCLUDE THE CUSTOMARY "TANDY" REPRESENTATIONS, CONSISTENT WITH SEC RELEASE 2004-89.

          Response 1.   The "Tandy" representations are set forth at the end of
this letter.

     COMMENT 2.   PLEASE CONFIRM THAT THE OFFERING OF EACH FUND WILL COMPLY WITH
ALL ASPECTS OF THE TRUST'S CURRENT EXEMPTIVE RELIEF ALLOWING THE TRUST TO OFFER EXCHANGE-TRADED FUNDS.

          Response 2.   To the best of our knowledge, the offering of each Fund
will comply with all aspects of the Trust's current exemptive relief.

     COMMENT 3.   WITH RESPECT TO COMMENTS MADE TO THE DISCLOSURE FOR ONE FUND,
PLEASE MAKE CONFORMING CHANGES TO THE DISCLOSURE FOR OTHER FUNDS WHERE
APPLICABLE

          Response 3.   Conforming changes have been made accordingly.

     COMMENT 4.   FOR SUBSEQUENT FILINGS MADE PURSUANT TO RULE 485(A), PLEASE
NOTE THAT IF SUCH FILINGS CONTAIN BLANK SPACES (SUCH AS IN THE FEE TABLE OR REGARDING SIMILAR INFORMATION), THE STAFF MAY REQUIRE THE TRUST TO MAKE A SUBSEQUENT FILING UNDER RULE 485(A) CONTAINING THE MISSING INFORMATION FOR FURTHER STAFF REVIEW, RATHER THAN A FILING THAT WILL BECOME EFFECTIVE AUTOMATICALLY UNDER 485(B) WITHOUT FURTHER STAFF REVIEW.

          Response 4.   We acknowledge the comment.

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KIMBERLY BROWNING, ESQ.
MARCH 3, 2009
PAGE 2

PROSPECTUS:


     COMMENT 5.   ON THE COVER PAGE, PLEASE INSERT THE TICKER SYMBOL OF EACH
FUND AND THE EXCHANGE ON WHICH SUCH FUND'S SHARES ARE TRADED.

          Response 5.   The information has been added.

     COMMENT 6.   PLEASE DELETE THE CURRENT DISCLOSURE IMMEDIATELY FOLLOWING THE
TABLE OF CONTENTS OR MOVE IT TO A SUBSEQUENT LOCATION IN THE PROSPECTUS.

          Response 6.   The disclosure has been deleted.

     COMMENT 7.   GENERALLY, PLEASE CONFORM THE DISCLOSURE IN EACH FUND'S FEE
TABLE AND EXPENSE EXAMPLES TO THAT REQUIRED BY THE REVISIONS TO FORM N-1A.

          Response 7.   The disclosure has been revised accordingly (except, as
discussed in our telephone conversations, to the extent the Form N-1A disclosure refers to "mutual funds").

     COMMENT 8.   PLEASE DELETE THE SECOND SENTENCE UNDER THE "INVESTMENT
OBJECTIVE" SECTION OF EACH FUND'S SUMMARY SECTION AND MOVE THAT DISCLOSURE TO A SUBSEQUENT LOCATION IN THE PROSPECTUS.

          Response 8.   The disclosure has been moved accordingly.

     COMMENT 9.   AS EACH FUND'S ADVISORY FEE IS A UNITARY FEE, PLEASE ADD
"(COMPREHENSIVE MANAGEMENT FEE)" AFTER "MANAGEMENT FEES" IN THE FIRST LINE ITEM TO EACH FUND'S FEE TABLE.

          Response 9.   The disclosure has been revised accordingly.

     COMMENT 10. PLEASE DELETE THE FIRST AND THIRD FOOTNOTES TO EACH FUND'S FEE TABLE AND MOVE SUCH DISCLOSURE TO A SUBSEQUENT LOCATION IN THE PROSPECTUS.

          Response 10.  The disclosure has been revised accordingly.

     COMMENT 11. REGARDING THE LINE ITEM AND CORRESPONDING FOOTNOTE TO EACH FUND'S FEE TABLE REGARDING 12B-1 FEES, PLEASE CLARIFY THAT EACH FUND'S BOARD HAS ADOPTED A RESOLUTION THAT NO SUCH FEES WILL BE CHARGED FOR AT LEAST THE FIRST 12 MONTHS OF EACH FUND'S OPERATIONS. IF THE BOARD HAS NOT ADOPTED SUCH A RESOLUTION, PLEASE INCLUDE THE 12B-1 FEE AMOUNTS IN EACH FUND'S FEE TABLE.

          Response 11. The board has adopted such a resolution and the disclosure has been revised accordingly.

     COMMENT 12. IN THE "PORTFOLIO TURNOVER" PORTION OF EACH FUND'S SUMMARY SECTION, PLEASE DELETE THE PARENTHETICAL "(E.G., OVER 100%)" AND OTHERWISE CONFORM THE DISCLOSURE TO THE PARAMETERS OF THE REVISED FORM N-1A.

          Response 12   The disclosure has been revised accordingly.

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KIMBERLY BROWNING, ESQ.
MARCH 3, 2009
PAGE 3


     COMMENT 13. IN EACH FUND'S SUMMARY SECTION, PLEASE SUBSTITUTE THE WORD "PRINCIPAL" FOR "PRIMARY" IN THE SECTIONS CURRENTLY TITLED "PRIMARY INVESTMENT STRATEGIES" AND "PRIMARY INVESTMENT RISKS."

          Response 13.  The disclosure has been revised accordingly.

     COMMENT 14. THE PROSPECTUS CURRENTLY STATES THAT EACH FUND WILL INVEST A MINIMUM OF 80% OF ITS ASSETS IN THE COMPONENTS OF THE APPLICABLE INDEX AND INVESTMENTS THAT HAVE ECONOMIC CHARACTERISTICS THAT ARE SUBSTANTIALLY IDENTICAL TO THE ECONOMIC CHARACTERISTICS OF THE COMPONENT SECURITIES THAT COMPRISE THE RESPECTIVE INDEX. PLEASE CONFIRM THAT THE TRUST'S EXEMPTIVE RELIEF DOES NOT REQUIRE A HIGHER MINIMUM THAN 80% TO BE INVESTED IN SUCH INSTRUMENTS.

          Response 14. Pursuant to an order issued by the Commission amending the exemptive relief originally granted to the Trust, the Funds may invest 80% of their total assets in such investments.(1)

     COMMENT 15. WILSHIRE 5000 TOTAL MARKET ETF -SUMMARY INFORMATION - PRIMARY INVESTMENT STRATEGIES (PAGE 3)

     PLEASE DEFINE "REIT" IN THE SECOND SENTENCE OF THIS SECTION.

          Response 15.  The term has been defined accordingly.

     COMMENT 16. WILSHIRE 5000 TOTAL MARKET ETF -SUMMARY INFORMATION - PRIMARY INVESTMENT STRATEGIES (PAGE 3)

     THE LAST SENTENCE IN THIS SECTION STATES THAT THE FUND MAY SELL SECURITIES THAT ARE REPRESENTED IN THE INDEX OR PURCHASE SECURITIES THAT ARE NOT YET REPRESENTED IN THE INDEX IN ANTICIPATION OF THEIR REMOVAL FROM OR ADDITION TO THE INDEX. PLEASE CLARIFY WHAT ELSE THE FUND MAY INVEST IN PURSUANT TO THIS SENTENCE. TO THE EXTENT THAT THIS DISCLOSURE REFERS TO INSTRUMENTS IN WHICH THE FUND MAY INVEST OTHER THAN THE 80% OF ITS ASSETS THAT MUST BE INVESTED IN THE COMPONENTS OF THE APPLICABLE INDEX AND INVESTMENTS THAT HAVE ECONOMIC CHARACTERISTICS THAT ARE SUBSTANTIALLY IDENTICAL TO THE ECONOMIC CHARACTERISTICS OF THE COMPONENT SECURITIES THAT COMPRISE THE RESPECTIVE INDEX, PLEASE CLARIFY
(A) WHETHER IT IS CONTEMPLATED THAT THE FUND MAY INVEST UP TO 20% OF ITS ASSETS IN ANY PARTICULAR TYPE OF OTHER INVESTMENT (AND IF SO, PLEASE CONSIDER WHETHER ADDITIONAL DISCLOSURE REGARDING SUCH INVESTMENTS AND ANY RELATED RISKS IS APPROPRIATE), AND (B) IF IT IS NOT CONTEMPLATED THAT THE FUND MAY INVEST UP TO 20% OF ITS ASSETS IN ANY PARTICULAR TYPE OF OTHER INVESTMENT, PLEASE CONSIDER WHETHER THIS SENTENCE SHOULD BE CONTAINED IN THE DISCLOSURE REGARDING PRINCIPAL INVESTMENT STRATEGIES.

          Response 16. The sentence in question does not refer to a Fund's 20% asset basket generally or to any particular type of other investment that may be made by a Fund. The sentence only refers to timing issues with respect to the reconstitution or rebalancing of a Fund's Index, and states that a Fund may rebalance its portfolio in advance of such changes being officially reflected in the applicable Index. The disclosure thus only refers to investments made in past or future components of an Index.

     COMMENT 17. WITH RESPECT TO EACH FUND'S SUMMARY SECTION, PLEASE MOVE THE CURRENT DISCLOSURE UNDER "PRIMARY INVESTMENT STRATEGIES - INVESTMENT CONSTRUCTION" TO A SUBSEQUENT LOCATION IN THE PROSPECTUS. (PLEASE ALSO CONSIDER INTEGRATING THE CURRENT DISCLOSURE UNDER "INDEX

------------------------
(1) See Investment Company Act Release Nos. 27982 (Sept. 26, 2007) (notice) and 28019 (Oct. 23, 2007) (order).

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KIMBERLY BROWNING, ESQ.
MARCH 3, 2009
PAGE 4


METHODOLOGY" INTO THE EXISTING DISCLOSURE UNDER "PRIMARY INVESTMENT STRATEGIES" RATHER THAN ITS OWN SUB-SECTION.)

          Response 17.  The disclosure has been revised accordingly.

     COMMENT 18. PLEASE CONSIDER WHETHER ANY ADDITIONAL RISK DISCLOSURE IS APPROPRIATE WITH RESPECT TO "INVESTMENTS THAT HAVE ECONOMIC CHARACTERISTICS THAT ARE SUBSTANTIALLY IDENTICAL TO THE ECONOMIC CHARACTERISTICS OF THE COMPONENT SECURITIES THAT COMPRISE THE RESPECTIVE INDEX."

          Response 18. The second paragraph under "Summary Information - Primary Investment Risks - Non-Correlation Risk" for each Fund states that "[i]f the Fund utilizes a sampling approach or futures or other derivative positions or otherwise holds investments other than those that comprise the Index, its return may not correlate as well with the return on the Index..." (emphasis added). We do not believe additional disclosure is necessary regarding such instruments, as each Fund does not currently intend to invest a substantial portion of its assets in any such other investment.

         COMMENT 19. PLEASE ADD RISK DISCLOSURE REGARDING THE FACT THAT IF A FUND'S INDEX IS CONCENTRATED IN AN INDUSTRY OR SECTOR, THE FUND'S INVESTMENTS WILL BE SO CONCENTRATED AND THE FUND WILL THEREFORE BE EXPOSED TO THE RISKS OF SUCH INDUSTRY OR SECTOR.

          Response 19   The risk disclosure has been added.

     COMMENT 20. IN EACH FUND'S SUMMARY SECTION, PLEASE CHANGE: (A) THE HEADING "INVESTMENT ADVISORY SERVICES" TO "INVESTMENT MANAGEMENT SERVICES" AND (B) THE SUB-HEADING "PORTFOLIO MANAGEMENT" TO "PORTFOLIO MANAGER."

          Response 20.  The disclosure has been revised accordingly.

     COMMENT 21. IN EACH FUND'S SUMMARY SECTION, PLEASE MOVE THE DISCLOSURE TITLED "DISCLOSURE OF PORTFOLIO HOLDINGS" TO A SUBSEQUENT LOCATION IN THE PROSPECTUS, PER ITEM 9(D) OF FORM N-1A.

          Response 21.  The disclosure has been moved accordingly.

     COMMENT 22. IN EACH FUND'S SUMMARY SECTION, PLEASE (A) REVISE THE TITLE OF THE "PURCHASE AND REDEMPTION OF SHARES" SECTION TO "PURCHASE AND SALE OF SHARES;" AND (B) REVISE AND SHORTEN THE DISCLOSURE TO CONFORM TO THE REQUIREMENTS OF ITEM 6 OF REVISED FORM N-1A.

          Response 22.  The disclosure has been revised accordingly.

     COMMENT 23. WILSHIRE 4500 COMPLETION ETF - SUMMARY INFORMATION - PRIMARY INVESTMENT STRATEGIES - INDEX METHODOLOGY (PAGE 10)

     PLEASE CLARIFY IN THIS SECTION THAT THE ISSUERS INCLUDED IN THE INDEX ARE BASED IN THE U.S.

          Response 23.  The disclosure has been revised accordingly.

KIMBERLY BROWNING, ESQ.
MARCH 3, 2009
PAGE 5

     COMMENT 24.  WILSHIRE US REIT ETF - PRIMARY INVESTMENT RISKS (PAGES 19-21)

     PLEASE REVISE THE RISK DISCLOSURE TO INCLUDE A DISCUSSION OF THE SUSTAINED WEAKNESS AND TURMOIL IN THE REAL ESTATE INDUSTRY AND MARKETS GENERALLY.

          Response 24.  The disclosure has been revised accordingly.

     COMMENT 25.  SECONDARY INVESTMENT STRATEGIES (PAGE 29)

     PLEASE REVISE THE DISCLOSURE TO CLARIFY THAT THE STRATEGIES SET FORTH THEREIN ARE NOT PRINCIPAL STRATEGIES. ALSO, PLEASE CONFIRM THAT ALL PRINCIPAL STRATEGIES AND RISKS ARE IN FACT CONTAINED IN THE APPROPRIATE LOCATIONS IN THE PROSPECTUS.

          Response 25. The disclosure has been revised to clarify that the first sentence merely reiterates the Funds' primary investment strategies as previously disclosed, and that the rest of the section refers to additional investment strategies that the Funds may pursue with the remainder of their assets. We hereby confirm that all principal investment strategies and risks that the Funds anticipate utilizing are disclosed in the appropriate locations in the prospectus. With respect to the title of this section, we respectfully suggest that the term "Secondary" clearly indicates that such strategies are not principal ones.

     COMMENT 26.  ADDITIONAL RISK CONSIDERATIONS (PAGES 29-30)

     PLEASE REVISE THIS DISCLOSURE TO CLEARLY INDICATE THAT THE RISKS SET FORTH THEREIN ARE NOT PRINCIPAL ONES.

          Response 26.  The disclosure has been revised accordingly.

     COMMENT 27.  ADDITIONAL RISK CONSIDERATIONS - LEVERAGE (PAGE 30)

     PLEASE REVISE THIS DISCLOSURE TO REFLECT THAT A FUND MAY ONLY BORROW MONEY TO THE LIMITED EXTENT SET FORTH UNDER "SECONDARY INVESTMENT STRATEGIES."

          Response 27.  The disclosure has been revised accordingly.

     COMMENT 28.  INVESTMENT ADVISORY SERVICES - INVESTMENT ADVISER
                  (PAGES 30-31)

     REGARDING THE LAST PARAGRAPH OF THIS SECTION, PLEASE CONFIRM WHETHER
THESE FUNDS WILL BE REQUIRED TO SOLICIT SHAREHOLDER APPROVAL FOR A NEW ADVISORY AGREEMENT IN CONNECTION WITH THE GUGGENHEIM TRANSACTION.

          Response 28. A proxy will not be required in connection with the transaction with respect to the Funds. The transaction closed on October 14, 2009, prior to the organization of these Funds. Therefore, there was no assignment of the advisory agreement initially approved by the board and each Fund's initial shareholder.(2)

------------------------
(2) The transaction resulted in an assignment of the advisory agreement with respect to the funds offered by the Trust as of October 14, 2009. The Trust has solicited shareholder approval for a new advisory agreement with respect to those funds.

KIMBERLY BROWNING, ESQ.
MARCH 3, 2009
PAGE 6

     COMMENT 29.  HOW TO BUY AND SELL SHARES - PRICING FUND SHARES (PAGE 33)

     PLEASE CHANGE THE LANGUAGE "THE NYSE ARCA INTENDS TO DISSEMINATE..." TO "THE NYSE ARCA WILL DISSEMINATE..."

          Response 29.  The language has been revised accordingly.

     COMMENT 30. WILL A FORM OF AUTHORIZED PARTICIPANT AGREEMENT ("AP AGREEMENT") TO BE USED FOR THE FUNDS BE FILED AS AN EXHIBIT TO THE AMENDMENT? IF THE AP AGREEMENT TO BE USED FOR THE FUNDS DIFFERS MATERIALLY FROM THE VERSION USED FOR PRIOR FUNDS OFFERED BY THE TRUST, PLEASE FILE THE VERSION TO BE USED FOR THE FUNDS.

          Response 30. We hereby confirm that the form of AP Agreement to be used for the Funds does not differ materially from the version used for prior funds offered by the Trust, which was filed as an exhibit to Pre-Effective Amendment No. 1 to the Trust's registration statement on September 15, 2006 and incorporated by reference into the Amendment.

     COMMENT 31. PLEASE CONFIRM THAT THE TRUST'S EXEMPTIVE RELIEF PERMITS IT TO CHARGE A FEE OF UP TO FOUR TIMES THE STANDARD FEE FOR CREATION OR REDEMPTION ORDERS PLACED OUTSIDE THE CLEARING PROCESS OR TO THE EXTENT THE ORDERS UTILIZE CASH IN LIEU OF SOME OR ALL OF THE SECURITIES.

          Response 31. The Trust's exemptive relief does permit the Trust to charge such additional fees.


STATEMENT OF ADDITIONAL INFORMATION:


     COMMENT 32. INVESTMENT RESTRICTIONS AND POLICIES - INVESTMENT RESTRICTIONS (PAGE 2-3)

     IN CONNECTION WITH NON-FUNDAMENTAL RESTRICTION 3, PLEASE CONFIRM THAT THE FUNDS DO NOT EXPECT TO INCUR ONE OR MORE BASIS POINTS' WORTH OF EXPENSES IN "ACQUIRED FUND FEES AND EXPENSES." IF THEY DO, PLEASE ADD THE "ACQUIRED FUND FEES AND EXPENSES" LINE ITEM TO THE FEE TABLE FOR EACH APPLICABLE FUND IN THE PROSPECTUS.

          Response 32. We hereby confirm that no Fund currently expects to incur one or more basis points' worth of expenses in "acquired fund fees and expenses."

     COMMENT 33. INVESTMENT POLICIES AND RISKS - LOANS OF PORTFOLIO SECURITIES (PAGE 5)

     PLEASE REVISE THIS DISCLOSURE TO CLARIFY WHO RETAINS THE VOTING RIGHTS WITH RESPECT TO PORTFOLIO SECURITIES LENT OUT BY A FUND.

          Response 33.  Disclosure has been added accordingly.

     COMMENT 34. INVESTMENT POLICIES AND RISKS - REVERSE REPURCHASE AGREEMENTS (PAGES 5-6)

     PLEASE REVISE THE LAST SENTENCE OF THIS DISCLOSURE TO CLARIFY (IN ACCORDANCE WITH THE FIRST SENTENCE OF THE DISCLOSURE) THAT REVERSE REPURCHASE AGREEMENTS ARE GENERALLY CONSIDERED A FORM OF "BORROWING," NOT "LOANS."

          Response 34.  The disclosure has been revised accordingly.

KIMBERLY BROWNING, ESQ.
MARCH 3, 2009
PAGE 7

     As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

          the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

          the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

          the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529. Thank you.

                                                 Sincerely,

                                                 /s/ Jeremy Senderowicz